UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K/A

(Amendment No. 1)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-09764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated

400 Atlantic Street

Stamford, CT 06901

This Form 11-K/A is being filed solely to correct the conformed signature of KPMG LLP on the Report of Independent Registered Public Accounting Firm and on the Consent of Independent Registered Public Accounting Firm. In filing the initial Form 11-K, the conformed signature of KPMG LLP was inadvertently omitted on the Report of Independent Registered Public Accounting Firm and on the Consent of Independent Registered Public Accounting Firm. This Form 11-K/A amends and replaces the original Form 11-K in its entirety. Except for the foregoing, this Form 11-K/A does not modify or update other disclosures as presented in the Form 11-K filed with the Securities and Exchange Commission on June 25, 2009.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harman International Industries, Incorporated

    Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2008 and Schedule H, Line 4a – schedule of delinquent participant contributions as of December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California

June 24, 2009

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:

Investments, at fair value:
Money market fund	$401,296	440,573
Mutual funds	95,432,160	170,540,455
Collective trusts	73,543,729	73,464,997
Common stock	9,333,255	35,890,874

Total investments	178,710,440	280,336,899

Contributions receivable:

Participant	114,350	27,885
Employer	5,781,914	6,644,112

Total contributions receivable	5,896,264	6,671,997

Cash	535	136,790

Total assets	184,607,239	287,145,686

Liabilities:
Accrued expenses	36,750	34,000

Total liabilities	36,750	34,000

Net assets available for plan benefits at fair value	184,570,489	287,111,686

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,704,222	(1,295,593)

Net assets available for plan benefits	$189,274,711	285,816,093

See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Changes to net assets attributed to:

Investment (loss) income:
Net depreciation in fair value of investments	$(92,250,839)	(17,606,053)
Interest and dividends	6,839,998	18,727,739

Total investment (loss) income	(85,410,841)	1,121,686

Contributions:
Employer	8,774,641	13,305,209
Participant	12,772,040	13,236,145
Rollovers	995,603	720,304

Total contributions	22,542,284	27,261,658

Deductions:
Benefit payments	33,628,881	30,932,387
Administrative expenses	43,944	42,433

Total deductions	33,672,825	30,974,820

Net decrease	(96,541,382)	(2,591,476)

Net assets available for plan benefits:

Beginning of year	285,816,093	288,407,569

End of year	$189,274,711	285,816,093

See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Harman International Industries, Incorporated (the Company or the Plan Sponsor) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution savings and profit-sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants in the Plan may contribute up to 50% of their pre-tax compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following receipt of notice to the Plan Administrator. The Company has made annual basic contributions equal to 3% of the compensation paid to all eligible participants, and a matching contribution equal to 50% of the eligible participant’s pre-tax contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. For the year ended December 31, 2008, a profit-sharing contribution was not made and for the year ended December 31, 2007, the Board of Directors approved a profit-sharing contribution of 2% of each eligible participant’s compensation.

(c)	Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit-sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s tax-deferred contribution percentage.

(d)	Vesting

Participants are 100% vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in profit-sharing and matching contributions at the rate of 25% per year after the completion of two years of service, or 100% after reaching age 65, death, or disability.

(e)	Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam S&P 500 Index Fund, the Putnam Money Market Fund, and 13 mutual funds.

4	(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(f)	Benefits

On separation from service or termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(g)	Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60-consecutive-month period of separation. Amounts forfeited by Plan participants are used to reduce employer match contributions and pay expenses of the Plan. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $436,580 and $440,573, respectively. During 2008 and 2007, employer contributions were reduced by $1,182,942 and $1,398,769, respectively, from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been presented on an accrual basis and present the net assets available for plan benefits as of December 31, 2008 and 2007, and changes in those net assets for the years then ended.

(b)	Adoption of New Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard is effective for the Plan beginning January 1, 2008. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active. This standard is effective for the Plan beginning January 1, 2008. The Plan adopted these standards on January 1, 2008 and the adoption did not have a material affect on the Plan’s net assets available for benefits. See note 4 for further information and related disclosures regarding the Plan’s fair value measurements.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS 159), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities on an instrument-by-instrument basis and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard is effective for the Plan on January 1, 2008; however, the Plan did not elect the fair value option for any financial assets or financial liabilities other than what is required under SFAS 157.

5	(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157, when the volume and level of activity for the asset or liability have significantly decreased when compared with normal market activity for the asset or liability. The new approach is designed to address whether a market is inactive, and if so whether a market should be considered distressed. The objective of the FSP FAS 157-4 is to remain consistent with the principles of SFAS 157, yet provide additional guidance on how fair value measurements might be determined in an inactive market. FSP 157-4 also requires additional disclosures relating to an entity’s valuation techniques and its major categories of investments in debt and equity securities. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. Early adoption is permitted. FSP FAS 157-4 is effective for the Plan beginning July 1, 2009. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

(c)	Investment Valuation and Income Recognition

All investments are measured at fair value. Refer to note 4 for further details related to the Plan’s valuation under SFAS 157.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for plan benefits and the additions and deductions in the statements of changes in net assets available for plan benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by the Plan Sponsor.

(g)	Risks and Uncertainties

The Plan provides for various investment options in a money market fund, mutual funds, common stock, and collective trusts. Investment securities are exposed to various risk factors such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

6	(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(h)	Concentration of Credit Risk

Investment in the common stock of the Company comprises approximately 5% and 13% of the Plan’s investments as of December 31, 2008 and 2007, respectively.

(3)	Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

Description	2008		2007
Putnam Stable Value Fund	$67,970,305		63,824,199
Harman International Industries, Incorporated common stock	9,333,255		35,890,874
Putnam Voyager Fund	15,037,573		28,189,246
The Putnam Fund for Growth and Income	11,394,170		23,777,727
Putnam International Equity Fund	7,277,377	*	16,858,169
Lord Abbett Small Cap Value Fund	8,882,384	*	16,624,484
American Europacific Growth Fund	8,199,050	*	17,520,486
Pimco Total Return Fund	11,518,096		7,936,837	**
All other investments less than 5%	39,098,230		69,714,877

	$178,710,440		280,336,899

* Less than 5% in 2008, included for comparative purposes. ** Less than 5% in 2007, included for comparative purposes.

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds	$(60,556,068)	(7,017,064)
Common stock	(28,422,979)	(11,028,518)
Collective trusts	(3,271,792)	439,529

Net depreciation in fair value of investments	$(92,250,839)	(17,606,053)

7	(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Fair Value Measurements

As discussed in note 2, on January 1, 2008, the Plan adopted SFAS 157. SFAS 157 establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Money Market Funds, Mutual Funds and Equity Securities

The fair value of money market funds, mutual funds and the Company’s common stock are determined by obtaining quoted prices on nationally recognized securities exchanges, which are generally classified within Level 1 of the fair value hierarchy.

Collective Trusts

The fair value of investments in common collective trusts are valued as determined by the custodian based on their net asset values and supported by the value of the underlying securities. Short-term investments consist of a common collective trust with principal preservation as its primary objective. The fair value of common collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified as level 2 of the fair value hierarchy.

8	(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The S&P 500 Index Fund, a collective trust, is valued by the issuer based on quoted prices of the underlying securities, if available.

The Putnam Stable Value Fund, a collective trust, is valued by Putnam Fiduciary Trust Company based on the unit values of the fund. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation date. The collective trust has underlying investments in investment contracts which are valued at the estimated fair market value of the underlying investments and then adjusted by Putnam Fiduciary Trust Company to contract value.

As described in FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in this fund including a variety of investment contracts such as traditional guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products with similar characteristics. GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from third parties that provide market value and cash flow risk protection to the Plan. As required by the FSP, these investment contracts are measured at fair value in accordance with SFAS 157. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of these contracts. The GIC’s contract value represents the sum of the participant’s contributions, gains and losses on the underlying assets, participant’s withdrawals and administrative expenses. The statement of net assets available for plan benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2008:

Description	Total	Level 1	Level 2	Level 3
Money Market Fund	$401,296	401,296	—	—
Mutual funds	95,432,160	95,432,160	—	—
Harman International Industries, Incorporated common stock	9,333,255	9,333,255	—	—
Collective trusts (1)	73,543,729	—	73,543,729	—

Total	$178,710,440	105,166,711	73,543,729	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $78,247,951 as of December 31, 2008.

9	(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Mercer Trust Company and shares of common stock of the Company. Mercer Trust Company is the trustee and the Company is the Plan Sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer profit-sharing and matching contributions.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2008 and 2007, is presented below:

	2008	2007
Net assets available for plan benefits reported in the financial statements	$189,274,711	285,816,093
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,704,222)	1,295,593

Net assets available for plan benefits reported on Form 5500	$184,570,489	287,111,686

10	(Continued)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Reconciliation of total investment income reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2008, is presented below:

	2008	2007
Total investment income reported in the financial statements	$(85,410,841)	1,121,686
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,704,222)	1,295,593
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,295,593)	—

Total investment income reported on Form 5500	$(91,410,656)	2,417,279

(9)	Nonexempt Party-in-Interest Transaction

During the year ended December 31, 2008, the Company identified employee contributions totaling $247 that the Company failed to remit to the Plan’s trustee within the period prescribed by the Department of Labor Regulations. The Company deposited the late contributions in 2008 and made full restorative earnings of $53 to participants in December 2008.

(10)	Subsequent Events

Effective January 1, 2009, the Plan has suspended future annual basic contributions. In addition, future employer matching contributions will be made at the sole discretion of the Company. Additionally, effective February 1, 2009, employees are immediately eligible to participate in the Plan if they meet all eligibility criteria as defined by the Plan.

11

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, par, or maturity value	Current value
	Cash	$535

Putnam Management Company, Inc.*	Money Market Fund (401,296 shares)	401,296

	Mutual funds:
Invesco Aim Investment Services, Inc.	AIM Small Cap Growth Fund (420,303 shares)	7,073,691
American Funds Service Company	American Europacific Growth Fund (293,347 shares)	8,199,050
Lord, Abbett & Co. LLC	Lord Abbett Small Cap Value Fund (463,107 shares)	8,882,384
Pacific Investment Management Company LLC	Pimco Total Return Fund (1,135,907 shares)	11,518,096
T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund (184,480 shares)	4,244,886
The Vanguard Group, Inc.	Vanguard Windsor II Fund (264,532 shares)	5,055,201
Putnam Management Company, Inc.*	The George Putnam Fund of Boston (487,752 shares)	4,423,912
Putnam Management Company, Inc.*	The Putnam Fund for Growth and Income (1,210,858 shares)	11,394,170
Putnam Management Company, Inc.*	Putnam Voyager Fund (1,190,623 shares)	15,037,573
Putnam Management Company, Inc.*	Putnam Asset Allocation Growth Portfolio (769,011 shares)	6,551,976
Putnam Management Company, Inc.*	Putnam Asset Allocation Balanced Portfolio (523,603 shares)	4,115,520
Putnam Management Company, Inc.*	Putnam Asset Allocation Conservative Portfolio (234,227 shares)	1,658,324
Putnam Management Company, Inc.*	Putnam International Equity Fund (474,096 shares)	7,277,377

	Collective trusts:
Putnam Management Company, Inc.*	Putnam S & P 500 Index Fund (226,470 shares)	5,573,424
Putnam Management Company, Inc.*	Putnam Stable Value Fund – invested in contracts with various companies, with various maturity dates and interest rates ranging from 4.25% to 6.64% (72,674,527 units)	67,970,305

Harman International Industries, Incorporated*	Common stock (557,875 shares)	9,333,255

Total investments		178,710,440

		$178,710,975

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule 2

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2008

(a) Identity of party involved	(b) Relationship to Plan, employer, or other party in interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Lost interest
Harman International Industries, Incorporated	Plan Sponsor	Employee deferrals in 2008 not deposited to the Plan in a timely manner.	$247	53

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: July 23, 2009	By:	/s/ Michael Scarpa
Michael Scarpa
Vice President, Corporate Human Resources and Global Rewards